EXHIBIT 99.1

DeFi Technologies Reports an Arbitrage Trade of $3.2 Million by DeFi Alpha

  Arbitrage Trade Execution: DeFi Alpha, DeFi Technologies' specialized arbitrage trading desk, generated a one-time return of approximately $3.2 million from an arbitrage trade, highlighting its ability to capture value in volatile market conditions.
  Strengthened Financial Position: The return from this trade will be reflected in the Company's Q4 2025 financial statements, enhancing DeFi Technologies' overall liquidity and reinforcing DeFi Alpha's capability in generating non-correlated returns.
  Favorable Market Outlook: With the rapid influx of Digital Asset Treasuries (DATs) beginning to moderate, DeFi Alpha anticipates a more balanced market environment conducive to renewed arbitrage activity.

TORONTO, Nov. 6, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce a successful trade executed by its specialized arbitrage trading desk, DeFi Alpha, generating a return of approximately $3.2 million which is expected to be realized over three years if the trade is held to maturity and the SOL token price remains constant at approximately $167 per token. The total sum of DeFi Alpha trades for 2025 thus far is $27 million.

This latest arbitrage trade underscores DeFi Alpha's ability to capitalize on market inefficiencies with precision and scale. The resulting gains will be reflected in the Company's Q4 2025 financial statements, further strengthening DeFi Technologies' financial position.

"Digital Asset Treasuries have absorbed or delayed a significant share of arbitrage opportunities over the past year, but that dynamic is starting to shift," said Stefan Hanssen, Chief Investment Officer of Valour Inc.  "As mNAVs compress and investor demand for new DATs cools, we're seeing market inefficiencies reemerge across both centralized and decentralized venues. This latest trade reinforces our confidence in DeFi Alpha's ability to generate non-correlated returns and capture value in all market conditions."

DeFi Alpha is DeFi Technologies' proprietary trading desk focused on capturing low-risk arbitrage opportunities across digital asset markets. Leveraging a disciplined execution framework and deep connectivity across the digital asset ecosystem, DeFi Alpha identifies and executes on pricing dislocations with minimal market exposure. Through its emphasis on risk management and capital efficiency, the desk has proven its ability to generate reliable, non-correlated performance regardless of broader market direction.

The Company continues to actively evaluate additional arbitrage opportunities as market volatility increases and its diversified digital asset product suite, particularly through its Valour ETP business, creates favorable conditions for strategic and repeatable alpha generation. Both existing and newly launched Valour products open up additional opportunities for DeFi Alpha to generate consistent returns, making it an increasingly important part of the Company's overall revenue strategy.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to DeFi Alpha's performance; digital asset treasury opportunities;  trading strategies and future trading opportunities; valuation of DeFi Alpha's return; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of DeFi Technologies, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of exchange traded product  by exchanges; availability of trading opportunities for DeFi Alpha; change in valuation of digital assets held by the Company; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 06-NOV-25